================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                For the quarterly period ended September 30, 2000

                                 ---------------

                       Versatel Telecom International N.V.
             (Exact name of Registrant as specified in its charter)

                                Hullenbergweg 101
                           1101 CL Amsterdam-Zuidoost
                                 The Netherlands
                    (Address of principal executive offices)

                                 --------------

                       Indicate by check mark whether the
                          registrant files or will file
                         annual reports under cover Form
                               20-F or Form 40-F.

                            Form 20-F X Form 40-F ___

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                  Yes ___ No X

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A



================================================================================

                       VERSATEL TELECOM INTERNATIONAL N.V.

                          QUARTERLY REPORT ON FORM 6-K
                     FOR THE PERIOD ENDED SEPTEMBER 30, 2000

                                      INDEX



PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS..................................................2

         Audited Consolidated Balance Sheet as of December 31, 1999 and
         Unaudited Consolidated Balance Sheet as of September 30, 2000.........2

         Unaudited Consolidated Statements of Operations for the Three Months Ended September 30, 2000 and September 30, 1999 and for the Nine
         Months Ended September 30, 2000 and September 30, 1999................4

         Unaudited Consolidated Statements of Cash Flows for the Nine Months
         Ended September 30, 2000 and September 30, 1999.......................5

         Audited Consolidated Statement of Shareholders' Equity for the Year Ended December 31, 1999 and Unaudited Consolidated Statement of
         Shareholders' Equity for the Nine Months Ended September 30, 2000.....7

         Notes to the Unaudited Consolidated Financial Statements..............8

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
         RESULTS OF OPERATIONS................................................15

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........24

PART II -OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS....................................................27

ITEM 2.  CHANGES IN SECURITIES................................................27

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES......................................27
 .
ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS..................27

ITEM 5.  OTHER INFORMATION....................................................27

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K.....................................27

4

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

         This Quarterly Report on Form 6-K includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including, among other things:

         o Our anticipated expansion plans for our network and growth strategies,
         o Our expectation of the impact of this expansion on our revenue potential, cost basis and margins,
         o    Our expectation of the competitiveness of our services,
         o    Our intention to introduce new products and services,
         o Anticipated trends and conditions in our industry, including regulatory reform and the liberalization of telecommunications services across Europe, and
         o    Our ability to compete, both nationally and internationally.

         In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this Form 6-K might not occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



                           PRESENTATION OF INFORMATION

         As of January 1, 2000, we publish our financial statements in euros. In this document, references to "U.S. dollars" or "$" are to United States dollars, references to "Dutch guilders" or "NLG" are to the currency of The Netherlands, and references to "euros" or "Euro " are to the currency introduced at the start of the third stage of Economic and Monetary Union ("EMU") pursuant to the Treaty establishing the European Economic Community, as amended by the Treaty on European Union. Solely for the convenience of the reader, this document contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translation of euros into U.S. dollars has been made at Euro 1.00 per $0.88, the noon buying rate in the City of New York for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2000.

                         PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                       VERSATEL TELECOM INTERNATIONAL N.V.

                       AUDITED CONSOLIDATED BALANCE SHEET
               AS OF DECEMBER 31, 1999 AND UNAUDITED CONSOLIDATED
                     BALANCE SHEET AS OF SEPTEMBER 30, 2000
                             (amounts in thousands)

                                                             December 31, 1999             September 30, 2000
                                                             -----------------             ------------------
                                                                                               (unaudited)
                                                                  Euro                  Euro               US$
ASSETS

Current Assets:
Cash..................................................             984,782            1,377,190         1,211,927
Restricted cash, current portion......................              44,580               49,552            43,606
Accounts receivable, net..............................              13,377               68,403            60,195
Inventory, net........................................               2,028                3,775             3,322
Unbilled revenues.....................................              13,221               25,055            22,048
Prepaid expenses and other............................              29,594               47,151            41,493
                                                             -------------          -----------      ------------
     Total current assets.............................           1,087,582            1,571,126         1,382,591
                                                             -------------          -----------      ------------

Fixed Assets:
Property, plant and equipment, net....................             232,694              439,665           386,905
Construction in progress..............................              81,803              170,417           149,967
                                                             -------------          -----------      ------------
     Total fixed assets...............................             314,497              610,082           536,872
                                                             -------------          -----------      ------------

Investments...........................................                  --               23,032            20,268
Restricted cash, net of current portion...............              21,469                   --                --
Capitalized finance costs, net........................              28,255               43,097            37,926
Other non-current assets..............................              14,344               15,525            13,662
Goodwill, net.........................................             196,973              243,148           213,970
                                                             -------------          -----------      ------------

Total assets..........................................           1,663,120            2,506,010         2,205,289
                                                             =============          ===========      ============













          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                    AUDITED CONSOLIDATED BALANCE SHEET AS OF
                  DECEMBER 31, 1999 AND UNAUDITED CONSOLIDATED
                     BALANCE SHEET AS OF SEPTEMBER 30, 2000
                             (amounts in thousands)

                                                           December 31, 1999              September 30, 2000
                                                           -----------------            ----------------------
                                                                                              (unaudited)
                                                                 Euro                   Euro              US$

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable....................................             71,165                106,504            93,723
Accrued liabilities.................................             73,249                204,401           179,873
Unearned revenue...................................               2,359                 13,461            11,846
Current portion of capital lease obligations........             14,866                    968               852
                                                           ------------            -----------       -----------
     Total current liabilities......................            161,639                325,334           286,294
                                                           ------------            -----------       -----------

Capital lease obligations, net of current portion...             27,214                  6,565             5,777
Long-term liabilities...............................              5,071                 43,643            38,406
Long-term debt......................................            961,527              1,713,138         1,507,561
                                                           ------------            -----------       -----------

     Total liabilities..............................          1,155,451              2,088,680         1,838,038
                                                           ------------            -----------       -----------

Shareholders' Equity:
Ordinary shares, NLG 0.05 par value.................              1,797                  2,008             1,767
Additional paid-in capital..........................            743,619                995,012           875,611
Warrants............................................              2,088                    761               670
Accumulated deficit.................................           (239,835)              (580,451)         (510,797)
                                                           ------------            ------------      ------------
     Total shareholders' equity.....................            507,669                417,330           367,251
                                                           ------------            -----------       -----------

Total liabilities and shareholders' equity..........          1,663,120              2,506,010         2,205,289
                                                           ============            ===========       ===========
















          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

               UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR
                    THE THREE MONTHS ENDED SEPTEMBER 30, 2000
                     AND SEPTEMBER 30, 1999 AND FOR THE NINE
                       MONTHS ENDED SEPTEMBER 30, 2000 AND
                               SEPTEMBER 30, 1999
              (amounts in thousands, except for per share amounts)

                                         Three Months Ended September 30,    Nine Months Ended September 30,
                                        ----------------------------------  --------------------------------
                                           1999              2000             1999              2000
                                        ---------   ----------------------  ---------   --------------------
                                           Euro        Euro        US$         Euro       Euro         US$
OPERATING REVENUES ..................     17,702      48,517      42,695      35,456     124,196     109,292

OPERATING EXPENSES:
Cost of revenues, excluding
depreciation.........................     13,184      41,976      36,939      27,086      97,260      85,589
Selling, general and administrative .     19,833      74,567      65,619      54,011     164,295     144,580
Depreciation and amortization .......      8,610      22,416      19,726      13,671      59,069      51,980
                                        --------    --------    --------    --------    --------    --------
     Total operating expenses .......     41,627     138,959     122,284      94,768     320,624     282,149
                                        --------    --------    --------    --------    --------    --------

     Operating Loss .................    (23,925)    (90,442)    (79,589)    (59,312)   (196,428)   (172,857)

OTHER INCOME (EXPENSES):
Foreign currency exchange gains
(losses), net .......................     10,323     (41,920)    (36,889)    (19,983)    (67,261)    (59,190)
Interest income .....................      2,891      15,285      13,451       7,858      38,809      34,152
Interest expense ....................    (24,299)    (45,595)    (40,124)    (46,911)   (118,751)   (104,500)
Result from investments .............       --           (85)        (75)       --         2,182       1,920
Other expense .......................       --          --          --        (1,830)       --          --
                                        --------    --------    --------    --------    --------    --------
     Total income expenses, net .....    (11,085)    (72,315)    (63,637)    (60,866)   (145,021)   (127,618)
                                        --------    --------    --------    --------    --------    --------

     Loss before income taxes .......    (35,010)   (162,757)   (143,226)   (120,178)   (341,449)   (300,475)
                                        --------    --------    --------    --------    --------    --------

Credit from/(provision for) income
taxes ...............................       --          --          --        (1,313)         41          36
                                        --------    --------    --------    --------    --------    --------

     Loss before minority interest ..    (35,010)   (162,757)   (143,226)   (121,491)   (341,408)   (300,439)

Minority interest ...................       --          --          --          --           792         697
                                        --------    --------    --------    --------    --------    --------

     Net loss .......................    (35,010)   (162,757)   (143,226)   (121,491)   (340,616)   (299,742)
                                        --------    --------    --------    --------    --------    --------

Net loss per share (basic and
diluted) ............................      (0.61)      (1.85)      (1.63)      (2.68)      (4.03)      (3.54)

Weighted average number of shares
outstanding .........................     57,584      87,795      87,795      45,332      84,621      84,621



          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999
                             (amounts in thousands)

                                                                                Nine Months Ended
                                                                 ----------------------------------------------
                                                                 September 30, 1999       September 30, 2000
                                                                 ----------------------------------------------
                                                                      Euro                Euro          US$
Cash Flows from Operating Activities:
     Net loss .................................................     (121,491)           (340,616)     (299,742)
Adjustments to reconcile net loss to net cash used in operating activities--
     Depreciation and amortization ............................       13,671              59,069        51,981
     Amortization finance cost ................................        1,193               5,446         4,792
     Convertible interest payable .............................         --                19,113        16,819
     Gain on sale of investments ..............................         --                (6,514)       (5,732)
     Exchange loss on long-term debt and restricted cash ......       17,694              66,344        58,383
     Stock option compensation expense ........................       12,557               5,684         5,002
Changes in other operating assets and liabilities
     Accounts receivable ......................................       (5,568)            (47,459)      (41,764)
     Inventory ................................................       (1,090)             (1,477)       (1,300)
     Prepaid expenses and other ...............................       (8,485)            (30,518)      (26,856)
     Accounts payable .........................................       19,804              26,039        22,914
     Due to related parties ...................................         (366)               --            --
     Deferred income ..........................................          139              11,102         9,770
     Accrued liabilities ......................................       32,591             101,503        89,323
                                                                  ----------          ----------    ----------
       Net cash used in operating activities ..................      (39,351)           (132,284)     (116,410)
                                                                  ==========          ==========    ==========

Cash Flows from Investing Activities:
     Capital expenditures .....................................     (109,892)           (325,816)     (286,718)
     Cash received from disposal of fixed assets ..............         --                11,793        10,378
     Finance costs senior notes and convertible loans .........       (9,196)            (19,414)      (17,084)
     Acquisition of business, net of cash acquired ............     (184,082)            (92,754)      (81,624)
     Net proceeds from sale of business .......................         --                13,079        11,510
                                                                  ----------          ----------    ----------
       Net cash used in investing activities ..................     (303,170)           (413,112)     (363,538)
                                                                  ==========          ==========    ==========

Cash Flows from Financing Activities:
     Payments under capital lease obligations .................         (457)            (34,547)      (30,401)
     Proceeds from short-term loans ...........................         --                12,497        10,997
     Proceeds from long-term debt .............................         --                33,499        29,479
     Proceeds from senior notes and convertible loans .........      291,282             655,611       576,938
     Restricted cash ..........................................       22,247              26,151        23,013
     Proceeds exercised warrants ..............................         --                 1,615         1,421
     Proceeds exercised options ...............................         --                 1,798         1,582
     Shareholder contributions ................................      207,042             241,180       212,239
                                                                  ----------          ----------    ----------
       Net cash provided by financing activities ..............      520,114             937,804       825,268
                                                                  ==========          ==========    ==========

Net Increase in Cash ..........................................      177,593             392,408       345,320
Cash, beginning of the period .................................      168,813             984,782       866,608
                                                                  ----------          ----------    ----------
Cash, end of the period .......................................      346,406           1,377,190     1,211,928
                                                                  ==========          ==========    ==========

                                                                                Nine Months Ended
                                                                 ----------------------------------------------
                                                                 September 30, 1999       September 30, 2000
                                                                 ----------------------------------------------
                                                                       Euro                Euro          US$
Supplemental Disclosures of Cash Flow Information:
     Cash paid for--
       Interest (net of amounts capitalized) ..................       24,127              53,678        47,237

          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

             AUDITED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
               FOR THE YEAR ENDED DECEMBER 31, 1999 AND UNAUDITED
                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
     (Amounts in thousands of euros, except for share and per share amounts)


                                         Number of                        Additional
                                          shares         Ordinary          paid-in                         Accumulated
                                       outstanding        shares           capital          Warrants         deficit         Total
                                       -----------    -------------    ---------------    ------------     -----------     ---------
                                                          Euro              Euro             Euro             Euro            Euro
Balance, December 31, 1998 ......       38,984,810          884            23,194           2,365           (41,905)        (15,462)
Shareholder contributions .......       37,380,008          848           700,906             --                 --         701,754
Shares issued for acquisition....          425,000           10             4,241             --                 --           4,251
Warrants exercised ..............          495,168           11               265            (277)               --              (1)
Stock options exercised .........        1,940,000           44             1,915             --                 --           1,959
Deferred compensation ...........            --              --            12,557             --                 --          12,557
Issuance of subsidiary shares....            --              --               541             --                 --             541
Net loss ........................            --              --              --               --             (197,930)     (197,930)
                                        ----------    ---------        ----------        ----------        ----------     ---------
Balance, December 31, 1999 ......       79,224,986        1,797           743,619           2,088            (239,835)      507,669

Shareholders contributions ......        5,139,000          117           238,229             --                 --         238,346
Shares issued for acquisition....           87,246            2             2,831             --                 --           2,833
Stock options exercised .........        1,275,726           29             1,770             --                 --           1,799
Warrants exercised ..............        2,770,539           63             2,879          (1,327)               --           1,615
Deferred compensation ...........            --              --             5,684             --                 --           5,684
Net loss ........................            --              --                --             --             (340,616)     (340,616)
                                        ----------    ---------        ----------       ----------         ----------     ---------
Balance, September 30, 2000 .....       88,497,497        2,008           995,012             761            (580,451)     (417,330)
                                        ==========    =========        ==========       ==========         ==========     =========



















          See notes to the unaudited consolidated financial statements.

                       VERSATEL TELECOM INTERNATIONAL N.V.

                       NOTES TO THE UNAUDITED CONSOLIDATED
                              FINANCIAL STATEMENTS



1.       Financial Presentation and Disclosures

         In the opinion of management, the accompanying unaudited condensed consolidated financial statements of Versatel Telecom International N.V. and its subsidiaries (the "Company") have been prepared in conformity with U.S. generally accepted accounting principles ("US GAAP") and contain all adjustments (consisting only of normal recurring accruals) necessary to present fairly the Company's consolidated financial position as of September 30, 2000, and the results of operations and cash flows for the nine months ended September 30, 1999 and 2000.

         Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the Company's 1999 audited financial statements and the notes related thereto, filed on Form 20-F, as amended. The results of operations for the three and nine months ended September 30, 2000 may not be indicative of the operating results for the full year.

As of September 30, 2000, the Company (directly or indirectly) owned the following subsidiaries:

-   Versatel Telecom Europe B.V.
-   Versatel Telecom Netherlands B.V.
-   Versatel Telecom Belgium N.V.
-   BizzTel Telematica B.V.
-   CS Net B.V.
-   CS Engineering B.V.
-   Numedi Net N.V. (70% owned by the Company)
-   7-klapper Beheer B.V.
-   VuurWerk Internet B.V.
-   VuurWerk Access B.V.
-   ITinera Services N.V.
-   Svianed B.V.
-   Versatel Deutschland Holding GmbH
-   Versatel Deutschland Verwaltungs GmbH
- Versatel Deutschland GmbH (formerly known as VEW Telnet GmbH and for this filing further referred to as such)
- KomTel Gessellschaft fur Kommunikations-und Informationsdienste mbH (80% owned by the Company)("Komtel")
-   KomTel Service GmbH (100% owned by KomTel)

-   Klavertel N.V.
-   Compath N.V.
-   Keys-Tone Communications N.V.
-   MMDI N.V.
-   Versatel Internet Group N.V.
-   Zon Nederland N.V. (92% owned by the Company)
-   Versatel Internet Group Germany GmbH
-   Versatel Internet Group Belgium N.V.
-   Versatel 3G N.V.

         All intercompany assets, liabilities and transactions have been eliminated in consolidation.

         As of September 30, 2000, the Company (directly or indirectly) owned the following investments:

-   VersaPoint N.V. (50%)
-   Hot Orange B.V. (9%)
-   Consumerdesk B.V. (5%)
- DOKUM Gesellschaft fur Telekommunikation mbH (10% owned by Versatel Deutschland GmbH)
- RuhrNET Gesellschaft fur Telekommunikation mbH (24% owned by Versatel Deutschland GmbH)
- BORnet Gesellschaft fur Telekommunikation mbH (5% owned by Versatel Deutschland GmbH)

         The Company holds certain investments accounted for under the equity method. The Company accounts for an investment under the equity method if the investment gives the Company the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's Board of Directors and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate.

         In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and in June 2000 issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" SFAS No. 133 and 138 establish accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured as its fair value. It also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

         SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, are effective for fiscal years beginning after June 15, 2000 and can not be applied retroactively. The Company has not yet quantified the impact of adopting SFAS No. 133 and No. 138 on the financial statements and has not yet determined the method of adoption of SFAS No. 133 and No. 138.

         The Emerging Issues Task Force (EITF) recently issued EITF 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent" which outlines the criteria when a company should report revenue based on (a) the gross amount billed to a customer or (b) the net amount retained (that is, the amount billed to the customer less the amount paid to a supplier). In assessing whether revenue should be reported gross with separate display of cost of sales to arrive at gross profit or on a net basis, the new standard requires companies to assess, among other things, whether the company acts as principal in the transaction, takes title to the products, has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and acts as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis. If these factors indicate the company performs as an agent or broker without assuming the risks and rewards of ownership of the goods, sales on these transactions would be reported on a net basis. Net income would not differ based on whether a company reports revenue on the gross amount billed to the customer or the net amount retained.

         EITF 99-19 is effective for the quarter ending December 31, 2000. The Company is currently considering EITF 99-19 regarding the presentation of sales on certain of its transactions based on the relevant facts and circumstances.

2.       Current Events

         On September 29, 2000 shareholders of the Company approved the appointment of Mr. Raj Raithatha as Chief Executive Officer (CEO) and appointed Gary Mesch, founder and former CEO of the Company, as a member of the Supervisory Board. Gary Mesch has assumed the non-executive Chairman's position, replacing Leo van Doorne, who will remain a member of the Supervisory Board. In addition, Mr. Philippe Santin has accepted the position as Chief Financial Officer and has joined the Company on November 1, 2000. In order to further increase the management strength and depth, the Executive Board has been restructured. Besides Mr. Aad Beekhuis (Chief Operations Officer), Mr. Marc van der Heijden (VP Regulatory Affairs) and Mr. Greg Mesch (Chief Executive Officer Versatel Internet Group), Mr. Jan van Berne (General Counsel and VP Legal and Corporate Affairs) and Mr. Daniel Hayes (Chief Information Officer) have been appointed as members of the Executive Board.

         On September 29, 2000, the Company granted an additional 133,600 employee stock options under the 2000 Stock Option Plan. As of September 30, 2000, the Company has granted 2,265,000 options of the 3,000,000 options under the 2000 Stock Option Plan as approved by the Supervisory Board. The Company expects to grant an additional 735,000 stock options during the remainder of 2000 under the 2000 Stock Option Plan.

         On September 20, 2000, the Company suspended its German consumer flat fee Internet service offered under the brand name Sonne. The interconnect charges associated with providing this service were beyond the Company's expectations due to a higher than expected number of customers utilizing this service and a higher average usage per customer. Subsequently, the

Company has not offered any other flat fee consumer Internet services in Germany and does not have any intentions of offering such services in the future. The Company incurred approximately Euro 18 million in non-recurring charges related to the aforementioned services.

         On August 4, 2000, the Company sold Amstel Alpha B.V. and its wholly owned subsidiaries SpeedPort N.V. and Glabana, U.S.A., Inc. to Conxion Corporation, USA for $10 million in cash, free of debt. The gain on the sale of these companies amounted to Euro 1.9 million.

         On June 9, 2000, the Company acquired 100% of the outstanding ordinary shares of Klavertel N.V. and its wholly owned subsidiaries Compath N.V. and Keys-Tone N.V. from @Value B.V. and other shareholders. The Company paid Euro 2,833,333 to the sellers in shares of the Company at Euro 32.475 per share (87,246 shares). On the closing date of the transaction any additional amount of Euro 1,416,667 was kept in escrow by the notary to be paid to the sellers on November 16, 2000, in accordance with their earn-out arrangements. Payment under the earn-out arrangement can, at the option of the Company, be made either in shares of the Company or in cash. If the Company opts for shares, these shares are to be issued by the Company at the average of the opening and closing price of the Company's shares on the Amsterdam Stock Exchange on November 15, 2000.

         On April 19, 2000, Versatel and NorthPoint Communications Group Inc., created VersaPoint N.V, pursuant to a joint venture agreement, dated March 8, 2000. We account for VersaPoint under the equity method. VersaPoint N.V. will combine NorthPoint's DSL Network deployment and operations expertise with Versatel's established broadband local access network, DSL operations in the Benelux and Germany, and local market and regulatory experience. NorthPoint and Versatel have agreed to an initial investment of Euro 50 million each in VersaPoint (for an aggregate of Euro 100 million). As of September 30, 2000, Versatel and NorthPoint had contributed Euro 25 million each.

         On March 30, 2000, the Company and some of its shareholders sold 9,350,000 ordinary shares at Euro 49 per share, with the Company selling 4,675,000 of these shares. The aggregate net proceeds to the Company were Euro
238.3 million, after offering expenses. The Company also issued Euro 360 million 4% senior convertible notes due 2005 for aggregate net proceeds, after offering expenses, of approximately Euro 350.0 million. In addition, the Company issued Euro 300 million 11 1/4% senior notes due 2010 for aggregate net proceeds, after offering expenses, of approximately Euro 282.0 million.

         On March 24, 2000, Versatel acquired 80% of the outstanding common shares of KomTel GmbH from Stadtwerke Flensburg GmbH and other shareholders for Euro 61.6 million in cash and the assumption of approximately Euro 13.0 million in existing debt. Versatel has an option to purchase the remaining 20% from Stadtwerke Flensburg GmbH in 2002 for Euro 15.4 million. Key (unaudited) figures for KomTel as of December 31, 1999 under German GAAP are: sales of Euro 31.0 million, shareholders' equity of Euro 3.7 million, total assets of Euro 35.6 million and a loss for the financial year ended December 31, 1999 of Euro 9.6 million.

3.       Foreign Currency Transactions

         The Company's functional and reporting currency is the euro. Transactions involving other currencies are converted into euro using the exchange rates, which are in effect at the time of the transactions.

         We have substantial U.S. dollar denominated assets and liabilities. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency re-measurements are reflected in the accompanying statements of operations.

         For the nine months ended September 30, 2000 an exchange loss of Euro
76.9 million was realized on the long-term debt (13 1/4% Senior Notes and 11 7/8% Senior Notes, denominated in U.S. dollars). In the same period, an exchange gain was realized on cash, denominated in U.S. dollars, to an amount of Euro 8.6 million and on the restricted cash, fully denominated in U.S. dollars, a gain of Euro 3.9 million.

4.       Financial Condition and Operations

         For the nine months period ended September 30, 2000, the Company had a loss of Euro 340.6 million. In addition, the Company had an accumulated deficit of Euro 580.5 million as of September 30, 2000.

         Although the Company expects to incur operating losses and net losses for the foreseeable future as it incurs additional costs associated with the development and expansion of the Company's network, the expansion of its marketing and sales organization and the introduction of new telecommunications services, it has a cash balance of Euro 1,377.2 million and a positive working capital of Euro 1,245.8 million at September 30, 2000, which should enable it to continue its operations through 2002. The Company expects to raise additional funds in 2002 through public or private financing or from financial institutions.

5.       Commitments

         Commitments, mainly in connection to the roll-out of the Company's network and the lease agreement relating to the new principal executive offices of the Company, not yet recorded on the balance sheet, amount to approximately Euro 75 million as of September 30, 2000.

         The Company has entered into earn-out arrangements with the former shareholders of ITinera Services N.V., which will require the Company to issue a total of 25,000 shares in the Company to the former shareholders if ITinera Services N.V. meets certain revenue and income thresholds. Any payments resulting from these earn-out arrangements will be recorded as adjustments to the purchase price upon the time they become certain. No such adjustments have been recorded yet.

         The Company has entered into earn-out arrangements with the former shareholders of Klavertel N.V., which will require the Company to make a remaining payment of the purchase price of Euro 1,416,667 to the former shareholders. Payment may be made, at the Company's option and in accordance with an agreed upon earn-out formula, either in cash or in shares of the Company. If the Company opts for shares, these shares are to be issued by the Company at the average of the opening and closing price of the Company's shares on the Amsterdam Stock Exchange on November 15, 2000.

6.       Subsequent Events

         On November 15, 2000 the Company and NorthPoint will each contribute an additional Euro 25 million (Euro 50 million in aggregate) to VersaPoint N.V. as part of their committed funding in accordance with the joint venture agreement dated March 8, 2000. The total amount the Company has invested in VersaPoint since the date of its incorporation (including the contribution on November 15) will be Euro 50 million.

         In October 2000, the Company was informed by the public prosecutor of potential civil and criminal tax liabilities relating to certain employee stock options granted prior to the Company's initial public offering in July 1999. Although the Company consulted with its Dutch tax advisors and the Dutch tax authorities prior to issuing these options and believes that its tax treatment of these options was correct, the Company is in negotiations with the public prosecutor to settle these charges (without admitting or denying guilt). The public prosecutor has indicated that he intends to seek a penalty and tax payment up to approximately Euro 15 million. The Company intends to vigorously challenge both the tax payment as well as the payment of any significant penalty amount. In view of the uncertainties related hereto, no provision has been made in the accompanying third quarter results.

         On October 13, 2000 Free Label B.V. and Radio 538 Internet B.V. - the two minority shareholders in Zon Nederland N.V.- notified the Company that they wish to exercise their option to acquire additional shares in the Company according to their Strategic Partner Agreements. To date, no additional shares have been issued to Free Label B.V. and Radio 538 Internet B.V.

         On October 31, 2000 a total of 17,500 shares in the Company were issued to the former shareholders of ITinera Services N.V. as part of their earn-out arrangements. A remaining amount of 7,500 shares in the Company will be issued to the former shareholders of ITinera Services N.V. on December 31, 2000.

         In July 2000, the Company participated in the Dutch UMTS auction. The Company withdrew from the auction after it received a letter from Telfort (another auction participant) threatening legal action if Versatel continued the auction process after an undefined level of bidding was exceeded. The Company has petitioned against several decisions taken by the government during the auction process and is currently awaiting a response from the government. On November 1, 2000, a hearing was held by the Directory General of

Telecommunications & Post (a unit of the Ministry of Transport, Water Management & Public Works) regarding the Company's complaints in relation to the Dutch UMTS auction. As a result of this hearing, the NMa (the Dutch competition authority) announced an investigation of both Telfort and the Company. The results from this investigation have not been made public yet, but the Company believes that its actions were within the limits of the auction rules. The Company does not expect any material impact on its business or financial position as a result of this investigation.

ITEM 2.     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS

Overview

          We are a rapidly growing, competitive communications network operator in our target market of the Benelux and northwest Germany. We are a leading alternative to the former monopoly telecommunications carriers in these regions. Our objective is to become the leading fully integrated provider of local access, facilities-based broadband services, including voice, data and Internet services, to business customers in our target market. We provide high-quality, competitively priced telecommunications, data and Internet services to three targeted market segments:

          o Business Services -- small and medium-sized businesses located throughout our target market.

          o Local Access Services -- high bandwidth users within our target market located near to our network.

          o Carrier Services -- other telecommunications, data and Internet service providers.

          In addition to our core business of providing broadband services to business customers in the Benelux and northwest Germany, we have created two additional ventures to further participate in the rapidly growing opportunity for Internet and data services:

          o The Versatel Internet Group consists of our consumer Internet operations in The Netherlands, Belgium and other related investments. In The Netherlands and Belgium our services consist of Internet access, e-mail and portal services without any associated registration or subscription fees, commonly known as "free Internet" under the brand name Zon. In Germany, the Versatel Internet Group launched a "flat fee" service under the brand name Sonne for unlimited access without any of the associated per minute telephony charges in June of 2000. On September 20, we discontinued Sonne's flat fee product offering, and we have not subsequently offered any other flat fee consumer Internet services in Germany under the brand name Sonne and we have no plans to offer such services in the future. As of September 30, 2000, we had over 800,000 registered subscribers of our Zon service offering in The Netherlands. We continue to evaluate options to realize the value of Zon, including a flotation or otherwise.

          o In April 2000, we launched VersaPoint N.V., a DSL-based broadband service provider. We own 50% of VersaPoint jointly with NorthPoint Communications Group, Inc., a U.S. based DSL service provider. VersaPoint has been created to initially provide wholesale DSL services to communications providers in The Netherlands, Germany, France, United Kingdom and Belgium. Since we do not own the majority of VersaPoint, we do not consolidate VersaPoint's results in our own results and we account for our VersaPoint investment using the equity method. In The Netherlands and Germany we purchase DSL services from

               VersaPoint in order to allow us to reach customers that are either too small or too far away from our network to economically justify connections to our network with our own fiber. Also, VersaPoint purchases services from us in The Netherlands and Germany. As of September 30, 2000, VersaPoint had constructed 93 co-location facilities in The Netherlands and Germany and it had been awarded another 656 in The Netherlands, Germany and the United Kingdom.

         Our growth to date, driven by both organic expansion and acquisitions, has been focussed on continuing to increase the number of customers we serve and the number of services we provide each customer. Our organic growth is characterized primarily by the expansion of our network to reach additional potential customers and further development of the products and services that we offer our customers. Our acquisitions, which include Svianed B.V. in The Netherlands and VEW Telnet GmbH and KomTel GmbH in Germany, have provided us with additional customers, expanded our network, enhanced our service offering and expanded our geographical focus.

         As of September 30, 2000 we had 1,757 km fiber backbone in service in the Benelux and 2,577 km fiber in service in Germany. In the addition, we had 750 km of local access fiber in service in the Benelux consisting of 38 business parks, 18 city rings and 59 near overlay network extensions. In Germany, we had 460 km of local access fiber in service. Also, we had 473 buildings connected to our network in the Benelux (including 89 co-location facilities) and 170 buildings connected in Germany (including 30 co-location facilities) directly connected to our network.

         As we continue to expand our operations, we anticipate that net losses also will continue to be significant due to the selling, general and administrative costs related to the expansion of our business, the leasing of access and transmission capacity, and increasing depreciation and amortization costs resulting from the continuing build-out of our network and interest charges associated with our outstanding debt. In addition, currency fluctuations between the euro and the U.S. dollar may have an adverse impact on our net income as a result of our U.S. dollar denominated indebtedness.

Revenues

         We derive our revenues from both minutes of communications traffic billed which are variable by customer from period to period and fixed monthly fees for services provided to our customers. We allocate our revenues to the period in which the traffic was terminated or fees have been generated. The composition of our customer base, service offering and geographical focus has continued to evolve as a result of the further development of our network, acquisitions (Svianed, VEW Telnet and KomTel) and the expansion of our product offering. As a result, we have significantly increased the portion of our revenues generated from fixed monthly fees, expanded our geographical focus to include northwest Germany and expanded our customer base to include larger customers.

         Historically, we have priced our variable communications services at a discount to the local PTTs and expect to continue this pricing strategy as we expand our operations. In general, prices for communications services have decreased over the last several years, both for voice traffic as well as for data and Internet services. In The Netherlands, KPN Telecom N.V. reduced its prices per minute of telecommunications traffic several times in the past 2 years, most recently in October 2000. Such reductions are expected to have an adverse impact on margins in the near term as we have responded by reducing our prices. In Belgium, Belgacom N.V. introduced several discount programs for selected customer groups, which we subsequently matched. Also, Germany has experienced similar levels of price reductions which we have matched. In addition, the introduction of the euro has made pricing more transparent in the European telecommunications market, which may lead to further competition and price decreases. Our data and Internet services continue to be priced at competitive market levels, but are less influenced by the pricing power of the incumbent operators.

         A substantial portion of our revenues is attributable to fixed monthly fees, primarily through the provision of data and Internet services such as Internet connectivity, Internet Web-hosting and LAN-to-LAN Interconnect services. For the nine months ended September 30, 2000, 42.2% of our revenues were generated from the provision of data and Internet services. Our variable revenues are generated by minutes of communications billed for voice telephony services originated by our customers, terminating voice telephony traffic to customers directly connected to our network and the termination of dial-up Internet traffic onto our network for both Zon and other Internet service providers. Our consumer Internet division generates revenues from the termination of minutes of traffic onto our network as described above, selling advertising on our portals and to a lesser extent receiving a percentage of some of the e-commerce revenue generated by our subscribers.

         The following table sets forth the total revenues attributable to our operations for the fiscal years ended December 31, 1998 and December 31, 1999 and for the nine months ended September 30, 1999 and September 30, 2000.


                                                        Fiscal Years Ended                 Nine Months Ended
                                                           December 31,                      September 30,
                                                 ---------------------------------   -------------------------------
                                                      1998               1999            1999             2000
                                                 ----------------    -------------   -------------    --------------
                                                                    (euros in thousands)
Revenues
    Business customers
        Telephony...........................           15,643            31,695          21,834          49,784
        Data................................               --            14,109           7,704          19,084
        Internet............................              407             4,942           2,765          18,902
    Residential customers
        Telephony...........................              175               405             290           5,735
        Internet............................               --               286               9           8,413
    Carrier Services customers
        Telephony...........................            1,727             5,194           2,854          12,460
        Data................................               --             1,907              --           6,012
        Other...............................               --                --              --           3,806
                                                    ---------         ---------      ----------       ---------
           Total............................           17,952            58,538          35,456         124,196


         Customers
         ---------

         Historically, we generated our revenues from small- and medium-sized business customers. Following the acquisition of Svianed in 1999, we started to generate revenues from larger customers, such as the GAK Group, which represented 9.6% of our revenues for the nine months ended September 30, 2000. In the Benelux, Versatel approaches the residential market by providing carrier services such as carrier select hosting to resellers, who themselves target the residential market. As our network has expanded, we have increased our marketing efforts in the carrier services segment to increase the use of our network and to capture revenues and margins from markets we do not target directly. In Germany, we believe market dynamics including the high penetration of ISDN services, justify offering services directly to the residential market in selected situations. The companies we acquired in Germany have residential customers among their customer base and have resulted in a substantial increase in our residential customer base.

         As a result of our continued growth, our total number of business customers, including data and Internet customers was more than 50,000 as of September 30, 2000. The following table sets forth the total number of customers for our services, for the fiscal years ended December 31, 1998 and December 31, 1999 and for the nine months ended September 30, 1999 and September 30, 2000:



                                                        Fiscal Years Ended                 Nine Months Ended
                                                           December 31,                      September 30,
                                                 ---------------------------------   -------------------------------
                                                      1998               1999            1999             2000
                                                 ----------------    -------------   -------------    --------------
                                                                          (at period end)
 Customers*
     Business customers indirect............          5,649             15,843          9,438            28,994
     Business web-hosting...................             78             10,535          8,397            16,277
     Residential............................          1,234              3,148          1,565            31,009
     Carrier Services.......................              4                 36             18               122
                                                     ------             ------         ------            ------
        Total...............................          6,965             29,562         19,418            76,402

     Zon subscribers........................              -            275,000         140,000           800,000

-----------
*  Does not include certain customers in Vuurwerk, CS Net, ITinera and VEW
   Telnet.

        Geographical focus
        ------------------

        We generate revenues in The Netherlands, Belgium and Germany. The geographical composition of our revenues for the fiscal years ended December 31, 1998 and December 31, 1999 and for the nine months ended September 30, 1999 and September 30, 2000 was as follows:


                                                        Fiscal Years Ended                 Nine Months Ended
                                                           December 31,                      September 30,
                                                 ---------------------------------   -------------------------------
                                                      1998               1999            1999             2000
                                                 ----------------    -------------   -------------    --------------
                                                                        (euros in thousands)
Revenues
  The Netherlands...........................           17,844           52,323         33,316            71,630
  Belgium    ...............................              108            4,417          2,140            14,410
  Germany                                                  --            1,798             --            38,156
                                                    ---------         --------     ----------         ---------
     Total..................................           17,952           58,538         35,456           124,196



Cost of Revenues

         Our costs of revenues are comprised of fixed network costs and variable costs associated with the origination and termination of minutes of communication traffic. To date, our fixed network costs have primarily consisted of leased lines for sections of our backbone network, leased lines for directly connecting customers to our network, fees to other Internet service providers for the termination of Internet traffic, interconnection charges, and subscription charges. Origination and termination costs represent the cost of carrying minutes of communication traffic from our customers to our network and from our network to the final destination, respectively.

         We are experiencing a reduction in the costs associated with leased lines as we have begun replacing leased lines with our own network. However, in order to accelerate deployment of our local access strategy, we may seek to connect customers to our network temporarily through leased lines. We expect fixed network costs in the long run to decline due to the continuing build out of our network, technological improvements, further liberalization of the European telecommunications market and increased availability of transmission capacity.

         We expect the variable costs associated with minutes of communications traffic to decline on a per minute basis for several factors, including: (a) the incremental build out of our network, which will increase the number of points we interconnect with the PTTs and the number of carriers with which we interconnect, (b) the increase of minutes we originate and terminate, which should lead to higher volume discounts available to us, (c) more rigorous implementation of the European Community directives requiring cost-based termination rates and leased line rates and (d) the emergence of new telecommunication service providers and the construction of new transmission facilities, which should result in increased competition. However, there can be no assurance that the trend of decreasing variable costs will continue. As a result, if reductions in variable costs do not in fact out-pace reductions in variable revenues, we may experience a substantial reduction in our margins on minutes of communication traffic which, absent a significant increase in billable minutes of traffic carried or increased charges for other services, would have a material adverse effect on our business and financial results.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses are comprised primarily of salaries, employee benefits, office and administrative expenses, professional and consulting fees and marketing costs for both our core business and our consumer Internet business. These expenses have increased as we have developed and expanded our operations. We expect selling, general and administrative expenses as a percentage of revenue to vary from period to period.

Depreciation and Amortization

         We capitalize and depreciate our fixed assets, including switching and transmission equipment, routers, fiber optic cable and rights of use, over periods ranging from three to 20 years. Historically, we have capitalized and amortized the cost of installing dialers at customer sites. The development of our network, including construction, indefeasable rights of use, and equipment, will require large capital expenditures resulting in larger depreciation charges in the future. In addition, the goodwill associated with our acquisitions of Svianed, VEW Telnet and KomTel will account for a substantial portion of our depreciation and amortization charge. We capitalize interest charges for the costs related to that portion of our network which is under construction, which among other things consists of overlay sections, network equipment, and city rings, using the average interest rate of our outstanding debt. In addition, we capitalize selling, general and administrative expenses to the extent that they relate to network development activities, IT development or product development. Increased capital expenditures will adversely affect our future operating results due to increased depreciation charges.

Foreign Exchange

         We have substantial U.S. dollar denominated assets and liabilities but our revenues are generated and costs incurred almost entirely in euros. We are therefore exposed to fluctuations in the U.S. dollar and the euro, which may result in foreign exchange gains and/or losses. A number of equipment purchases and consultancy activities are billed to us in currencies other than the euro.

Results of Operations

         For the three months ended September 30, 2000 compared to the three months ended September 30, 1999

         Revenues increased by Euro 30.8 million to Euro 48.5 million for the three months ended September 30, 2000 from Euro 17.7 million for the three months ended September 30, 1999, representing an increase of 174.1%. The growth in revenues resulted primarily from the addition of new customers, the provision of additional data and Internet services in The Netherlands, Belgium and Germany, the acquisitions of VEW Telnet and KomTel and an increase in carrier services. Included in the revenues for the three months ended September 30, 2000 are the revenues of VEW Telnet (acquired December 1, 1999) of Euro 8.3 million and the revenues of KomTel (acquired March 24, 2000) of Euro 8.5 million and a one time sale of excess duct capacity of Euro 0.4 million. Included in the revenues are data and Internet services revenues amounting to Euro 21.8 million for the three months ended September 30, 2000 up from Euro 7.4 million for the three months ended September 30, 1999, representing an increase of 193.6%.
The per minute revenue of voice
telecommunications has been negatively impacted by frequent price reductions. However, these per minute declines have been more than off-set by an increase in billable minutes.

         Our total number of business customers increased to more than 50,000 as of September 30, 2000. As of September 30, 2000, Zon had 800,000 registered subscribers in The Netherlands.

         Cost of revenues increased by Euro 28.8 million to Euro 42.0 million for the three months ended September 30, 2000 from Euro 13.2 million for the three months ended September 30, 1999, primarily reflecting an increase in billable minutes, purchases of increased interconnect capacity, additional leased lines and Internet termination charges. Included in the cost of revenues are non-recurring expenses of approximately Euro 8.0 million related to interconnect charges for the consumer Internet service of Sonne in Germany. Our flat fee consumer Internet service in Germany has been suspended and all charges associated with terminating this service have been recognized. Also, our cost of revenues have been negatively impacted as Dutch mobile phone operators have instituted call-blocking to prevent us from utilizing lower international terminating alternatives compared to their higher cost termination charges for fixed to mobile communications minutes. Our cost of revenues have been positively impacted by the fact that we were able to reduce the dependency on leased lines to connect our customers directly on to our backbone network.

         Selling, general and administrative expenses increased by Euro 54.8 million to Euro 74.6 million for the three months ended September 30, 2000 from Euro 19.8 million for the three months ended September 30, 1999, representing an 276.0% increase. This primarily resulted from an increase in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, additional facilities cost, expenses related to the expansion of our Belgium operations and additional expenses as a result of the acquisitions of VEW Telnet and KomTel. Included are a non-cash charge of Euro
5.7 million related to the issuance of employee stock options, nonrecurring charges for a restructuring provision of Euro 5.0 million and a write-off of future marketing, advertising and related cost amounting to Euro 10.0 as a result of the suspension of our flat fee consumer Internet service in Germany.

         Depreciation and amortization expenses increased by Euro 13.8 million to Euro 22.4 million for the three months ended September 30, 2000 from Euro 8.6 million for the three months ended September 30, 1999. This increase was primarily related to capital expenditures incurred in connection with the expansion of our network, an increase in the number of buildings connected to our network, an increase in the number of dialers installed, the purchase of computer equipment and office furniture and the amortization of goodwill of Euro
0.8 million and Euro 1.7 million as a result the acquisitions of VEW Telnet and KomTel, respectively.

         Currency exchange losses, net, increased by Euro 52.2 million to a loss of Euro 41.9 million for the three months ended September 30, 2000 from a profit of Euro 10.3 million for the three months ended September 30, 1999 due to the revaluation of our U.S. dollar denominated liabilities resulting from the appreciation of the U.S. dollar against the euro.

         Interest income increased by approximately Euro 12.4 million to Euro
15.3 million for the three months ended September 30, 2000 from Euro 2.9 million for the three months ended September 30, 1999. This increase was primarily related to our positive cash balance as a result of our debt and equity offerings.

         Interest expense increased by Euro 21.3 million to Euro 45.6 million for the three months ended September 30, 2000 from Euro 24.3 million for the three months ended September 30, 1999. This increase is primarily related to the accrual of interest expense on the notes issued as a result of our debt offerings.

         Result from investments amounted to Euro 0.1 million for the three months ended September 30, 2000. No result from investments were incurred for the three months ended September 30, 1999. The result relates to the application of the equity accounting method of our investment in VersaPoint and to the book gain on the sale of our interest in Speedport N.V.

         For the nine months ended September 30, 2000 compared to the nine months ended September 30, 1999

         Revenues increased by Euro 88.7 million to Euro 124.2 million for the nine months ended September 30, 2000 from Euro 35.5 million for the nine months ended September 30, 1999, representing an increase of 250.3%. The growth in revenues resulted primarily from the addition of new customers, the provision of additional data and Internet services in The Netherlands, Belgium and Germany, the acquisitions of Svianed, VEW Telnet and KomTel and an increase in carrier services. Included in the revenues for the nine months ended September 30, 2000 are the revenues of Svianed (acquired June 1, 1999) of Euro 19.8 million and the revenues of VEW Telnet (acquired December 1, 1999) of Euro 20.4 million and the revenues for KomTel (acquired March 24, 2000) of Euro 17.8 million and a one time sale of excess duct capacity of Euro 0.4 million. Included in the revenues are data and Internet service revenues amounting to Euro 52.4 million for the nine months ended September 30, 2000 up from Euro 10.5 million for the nine months ended September 30, 1999, representing an increase of 400.2%. The per minute revenue of voice telecommunications has been negatively impacted by frequent price reductions. However, these per minute declines have been more than off-set by an increase in billable minutes.

         Our total number of business customers, increased to more than 50,000 as of September 30, 2000. As of September 30, 2000, Zon had 800,000 registered subscribers in The Netherlands.

         Cost of revenues increased by Euro 70.2 million to Euro 97.3 million for the nine months ended September 30, 2000 from Euro 27.1 million for the nine months ended September 30, 1999, primarily reflecting an increase in billable minutes, purchases of increased interconnect capacity additional leased lines and Internet termination charges. Included in the cost of revenues are non-recurring expenses of approximately Euro 8.0 million related to interconnect charges for the consumer Internet service of Sonne in Germany. Our flat fee consumer Internet service in Germany has been suspended and all charges associated with terminating this services have been recognized. Also, our cost of revenues have been negatively impacted as Dutch mobile phone operators have instituted call-blocking to prevent us from utilizing lower international terminating alternatives compared to their higher cost termination charges for fixed to mobile communications minutes. Our cost of revenues are being positively impacted by the fact that we are able to reduce the dependency on leased lines to connect our customers directly on to our backbone network.

         Selling, general and administrative expenses increased by Euro 110.3 million to Euro 164.3 million for the nine months ended September 30, 2000 from Euro 54.0 million for the nine months ended September 30, 1999, representing an 204.2% increase. This primarily resulted from an increase in the cost of staff (including temporary personnel and consultants) in the areas of network operations, customer service, sales and marketing, installation services, accounting personnel, additional facilities cost, expenses related to the expansion of our Belgium operations and additional expenses as a result of the acquisitions of Svianed, VEW Telnet and KomTel. Included are a non-cash charge of Euro 5.7 million related to the issuance of employee stock options, nonrecurring charges for a restructuring provision of Euro 5.0 million and a write-off of future marketing, advertising and related cost amounting to Euro
10.0 as a result of the suspension of our flat fee consumer Internet service in Germany.

         Depreciation and amortization expenses increased by Euro 45.4 million to Euro 59.1 million for the nine months ended September 30, 2000 from Euro 13.7 million for the nine months ended September 30, 1999. This increase was primarily related to capital expenditures incurred in connection with the expansion of our network, an increase in the number of buildings connected to our network and an increase in the number of dialers installed, the purchase of computer equipment and office furniture for our new headquarters and datacenter and the amortization of goodwill of Euro 12.2 million, Euro 2.3 million and Euro
3.5 million as a result the acquisitions of Svianed, VEW Telnet and KomTel respectively.

         Currency exchange losses, net, increased by Euro 47.3 million to a loss of Euro 67.3 million for the nine months ended September 30, 2000 from a loss of Euro 20.0 million for the nine months ended September 30, 1999 due to the revaluation of our U.S. dollar denominated liabilities resulting from the appreciation of the U.S. dollar against the euro.

         Interest income increased by approximately Euro 30.9 million to Euro
38.8 million for the nine months ended September 30, 2000 from Euro 7.9 million for the nine months ended September 30, 1999. This increase was primarily related to our positive cash balance as a result of our debt and equity offerings.

         Interest expense increased by Euro 71.9 million to Euro 118.8 million for the nine months ended September 30, 2000 from Euro 46.9 million for the nine months ended September 30, 1999. This increase is primarily related to the accrual of interest expense on the notes issued as a result of our debt offerings.

         Result from investments amounted to Euro 2.2 million for the nine months ended September 30, 2000. No result from investments were incurred for the nine months ended September 30, 1999. The result relates to the book gain on the sale of our interest in Telebel GmbH and Speedport N.V. and the application of the equity accounting method adjustment of our investment in VersaPoint.

         Other expense amounted to Euro 1.8 million for the nine months ended September 30, 1999. No other expenses were incurred for the nine months ended September 30, 2000. This expense was related to a settlement agreement of one of the shareholders of Versatel and related legal expenses.

Liquidity and Capital Resources

         We have incurred significant operating losses and negative cash flows as a result of the development of our business and network. Prior to May 1998, we financed our growth primarily through equity and subordinated loans from our shareholders. Since then, we have raised an aggregate of Euro 1,960 million and $565 million in net proceeds, net of offering expenses, in a series of debt and equity offerings, most recently in March 2000, when we (i) issued Euro 300 million 11 1/4% Senior Euro Notes due 2010, (ii) sold 9,350,000 ordinary shares (4,675,000 of which were sold by a number of selling shareholders) as well as
(iii) issued Euro 360 million of 4% senior convertible notes due 2005. We raised net proceeds, after transaction expenses, of Euro 282.0 million, Euro 238.3 million and Euro 350.0 million, in these offerings, respectively.

         We have used a significant amount of the net proceeds of the debt and equity offerings to make capital expenditures related to the expansion and development of its network, to acquire various companies, to fund operating losses and for other general corporate purposes.

         Our existing cash balances, together with other available financings and cash flows from operations, will provide us with sufficient capital to fund planned capital expenditures to expand our local access network, invest in Internet activities such as Web-hosting and data services, fund our investment in VersaPoint N.V. and the fiber transmission related to the digital subscriber line (or DSL) roll-out, as well as for acquisitions and anticipated losses through 2002. We expect to raise additional funds in 2002 through public or private financings or from financial institutions.

         Although we currently maintain significant cash balances, we may require additional capital earlier than anticipated to continue funding the expansion and development of our network and service offerings as well as for acquisitions. We may also participate, alone or together with one or more partners, in auctions for UMTS wireless licenses in our target markets, other than The Netherlands where we were unable to obtain such license. However, we do not consider this a strategic priority.

         To date, we have made limited use of bank facilities and capital lease financing. We may seek to raise senior secured debt financing in the future to fund the expansion of our network and for general corporate purposes.

         After May 15, 2001, our funds that have been placed in escrow to cover interest payments on the high yield notes issued in 1998 will have been exhausted and, as a result, we will need to increase substantially our net cash flow in order to meet our debt service obligations.

         Net cash used in operating activities was Euro 132.3 million for the nine month period ended September 30, 2000 compared to Euro 39.4 million for the nine month period ended September 30, 1999. This increase was primarily the result of an increase in operating losses, the increase in depreciation of our operational network assets and the increase in accounts receivable as a result of increased revenues.

         Net cash used in investing activities was Euro 413.1 million in the nine month period ended September 30, 2000 compared to Euro 303.2 million in the nine month period ended September 30, 1999. This increase was the result of the acquisition of KomTel, ongoing capital expenditures to expand our network and operations as well as the finance cost incurred in the first quarter as a result of the equity and debt offerings in March 2000.

         Net cash provided by financing activities was Euro 937.8 million the nine month period ended September 30, 2000 compared to Euro 520.1 million during the nine month period ended September 30, 1999. This increase was primarily the result of the equity and debt offerings in March 2000.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
         RISK

         Our financial department manages our funding, liquidity and exposure to foreign exchange rate risks. It is our policy not to enter into any transactions of a speculative nature.

         Our debt obligations that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rates between the U.S. dollar and the euro in which our revenues are denominated. However, in conjunction with our two high yield offerings in 1998 we have placed in escrow and pledged for the benefit of the holders of the notes issued in these high yield offerings U.S. government securities sufficient to pay interest due on such notes until and including the scheduled interest payment on May 15, 2001.

         The notes issued in the two high yield offerings in 1998 will mature on May 15, 2008. The high yield notes issued in July 1999 will mature on July 15, 2009. The high yield notes issued in March 2000 will mature on March 30, 2010. Our convertible notes will mature on December 17, 2004 and March 30, 2005, respectively. Unless previously redeemed or converted, we are not required to make any mandatory redemptions (other than an offer to repurchase these notes upon a change in control of Versatel) prior to maturity of these notes. Since the interest rate on each of the notes issued in the high yield offerings is fixed and the effective interest rate on our convertible notes increases at fixed increments, we have limited our exposure to risks due to fluctuations of interest rates. At September 30, 2000, the fair value of the notes issued in the high yield offerings was approximately Euro 801.4 million and the fair value of our convertible notes was approximately Euro 549.5 million.

         The costs and expenses relating to the construction of our network and the development of our sales and marketing resources will largely be in euros. Therefore, the construction of our network and the development of our sales and marketing resources will also be subject to currency exchange rate fluctuations as we exchange the proceeds from the remaining proceeds from our dollar denominated offerings to pay our construction costs. However, as of September 30, 2000, we had exchanged all but $24.5 million of the proceeds from these offerings into Dutch guilders or euros. Prior to the application of the net proceeds from these offerings, such funds have been invested in short-term investment grade securities. Versatel from time to time hedges a portion of its foreign currency risk in order to lock into a rate for a given time. In addition, we may become subject to greater foreign exchange fluctuations as we continue to expand our operations outside The Netherlands and receive more revenues denominated in currencies other than Dutch guilders, although the introduction of the euro has largely eliminated these risks as all three Benelux countries and Germany have adopted the euro as their legal currency.

                          PART II - OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

         We have filed complaints in the past with the European Commission, OPTA and the Minister of Transport and Waterways of The Netherlands as part of our regulatory strategy. We also make routine filings with the regulatory agencies and governmental authorities in the countries in which we operate or intend to operate.

         From time to time, we are involved in routine litigation in the ordinary course of business. We believe that no currently pending litigation, to which we are a party, will have a material adverse effect on our financial position or results of operations.

ITEM 2.  CHANGES IN SECURITIES

                  None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

                  None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                  None.

ITEM 5.  OTHER INFORMATION

                  None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

                  None.











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


                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 14, 2000.



                                       VERSATEL TELECOM INTERNATIONAL N.V.



                                        By:  /s/ RAJ RAITHATHA
                                        ----------------------------------------
                                            Raj Raithatha
                                            Chief Executive Officer



                                        By:  /s/ PHILIPPE SANTIN
                                        ----------------------------------------
                                             Philippe Santin
                                             Chief Financial Officer














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